

Mail Stop 3233

September 29, 2015

Via E-mail
Mr. Deric S. Eubanks
Chief Financial Officer
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

       Re: **Ashford Hospitality Trust, Inc.**
              Form 10-K for the fiscal year ended December 31, 2014
              Filed March 2, 2015
              File No. 1-31775

              Form 10-Q for the quarterly period ended June 30, 2015
              Filed August 10, 2015
              File No. 1-31775

              Form 8-K
              Filed August 6, 2015
              File No. 1-31775

Dear Mr. Eubanks:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 53

1.   We note your disclosure on page 53 that you use RevPAR to compare the results of your hotels between periods and to analyze results of our comparable hotels. In future filings, to the extent material, please address period to period changes in comparable hotels RevPar and the relative impact of occupancy and ADR.

Non-GAAP Financial Measures, page 65

2.   In future filings, please revise your reconciliation to identify the line item "FFO available to common stockholders" as "FFO available to common shareholders and OP unitholders" or advise. This comment also applies to your Adjusted FFO measure.

Note 12. Commitments and Contingencies

Litigation, page 102

3.   We note you have recorded an $11.9 million charge in 2014 related to a jury verdict. Please tell us how you have complied with ASC 450-20 in periodic filings prior to your Form 10-Q for the quarterly period ended June 30, 2014. Please tell us when the loss met the probable and reasonably estimable criteria described in paragraph 2 of ASC 450-20-25 and tell us how you determined that the loss contingency was not at least reasonably possible and that it was not necessary to disclose an estimate of the possible loss or range of loss in prior periodic filings in accordance with paragraph 4 of ASC 450-20-50. Your response should include, but not be limited to, a discussion of the exact timeline of this matter and the dates of your prior periodic filings.

Form 10-Q for the quarterly period ended June 30, 2015

Note 3. Investments in Hotel Properties, net

PIM Highland JV Acquisition, page 13

4.   We note you have based your fair value estimate on a third party appraisal. Please clarify and revise to explicitly state whether the purchase price allocation is solely attributed to the third party appraisal firm or whether you prepare the purchase price allocation with the assistance of a third party appraisal firm.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 48

5.   Please tell us how your definition of FFO is consistent with the NAREIT definition of FFO; within your response, please tell us how you determined it was not necessary to include an adjustment for impairment in your reconciliation from net income to FFO.

<u>Form 8-K filed August 6, 2015</u>

<u>Exhibit 99.1</u>

6.   We note your disclosure of an implied share price and the related NOI cap rate of 7.0%. Please tell us your basis for using a cap rate of 7.0% in your share price calculation. Your response should include, but not be limited to, a discussion of the actual cap rates of your recent acquisitions. Please also tell us what other key assumptions you used in determining an implied share price $15.85.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Sonia Barros, Assistant Director, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities